UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
NIO Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share
(Title of Class of Securities)

62914V106**
(CUSIP Number)

CYVN Investments RSC Ltd Samer Salah Abdelhaq Office at 9th Floor, Level 9, Al Khatem Tower Abu Dhabi Global Market Square Al Maryah Island, Abu Dhabi, United Arab Emirates +971 56 418 1611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 62914V106

1	NAME OF REPORTING PERSON
CYVN Investments RSC Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
124,833,157

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
124,833,157

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,833,157

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 1 Shares beneficially owned represent approximately 7.0% of the total Ordinary Shares outstanding, which include Class A Ordinary Shares and Class C Ordinary Shares.

SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to the Class A ordinary shares, par value $0.00025 per share (“Class A Ordinary Shares”), of NIO Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”).  The address of the principal executive offices of the Issuer is Building 20, 56 Antuo Road, Jiading District, Shanghai 201804, People’s Republic of China.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2. Identity and Background
(a)
This Schedule 13D is being filed by CYVN Investments RSC Ltd, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates (the “Reporting Person”), and wholly-owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance. The Reporting Person is managed by its directors (the “Directors”). Schedule A hereto sets forth the names and other required information regarding the Directors (collectively, the “Scheduled Persons”). None of the Scheduled Persons beneficially own any securities of the Issuer.

(b)	The principal business address of the Reporting Person is Office at 9th Floor, Level 9, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
(c)
The Reporting Person was established as a special purpose vehicle for the purpose of holding ownership of equity and non-equity assets, including shares, debentures, bonds, and other forms of securities as well as holding ownership of real property, intellectual property, and other tangible and intangible assets.

(d)	During the last five years, neither the Reporting Person nor any Scheduled Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, neither the Reporting Person nor any Scheduled Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.
Item 3. Source and Amount of Funds or Other Consideration
The information in Item 4 is incorporated herein by reference.
On June 20, 2023, CYVN Holdings L.L.C., a limited liability company organized under the laws of Abu Dhabi, United Arab Emirates, an entity wholly owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance and an affiliate of the Reporting Person (“CYVN Holdings”), entered into a Funding Agreement (the “Funding Agreement”) with ADQ Financing RSC Ltd, a company incorporated in the Abu Dhabi Global Market that is ultimately controlled by Abu Dhabi Developmental Holding Company PSJ (“ADQ”). On July 11, 2023, CYVN Holdings assigned its rights and obligations under the Funding Agreement to the Reporting Person. Pursuant to the Funding Agreement, ADQ agreed to provide cash sufficient to pay (i) the Aggregate Purchase Price (as defined below) to the Issuer and (ii) the Purchase Price (as defined below, and together with the Aggregate Purchase Price, the “Purchase Funds”) to the SPA Seller (as defined below).  Pursuant to the Funding Agreement, the Reporting Person must reimburse ADQ for the requested portion of the Purchase Funds upon the request of ADQ from time to time.
The foregoing description of the Funding Agreement does not purport to be complete and is qualified in its entirety by the full text of the Funding Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 4. Purpose of Transaction
The Reporting Person acquired the Class A Ordinary Shares reported herein in the belief that such Class A Ordinary Shares and the arrangements described below represent an attractive investment.
Stock Purchase Agreement
On June 20, 2023, CYVN Holdings, as the purchaser, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Image Frame Investment (HK) Limited, as the seller (the “SPA Seller”), to purchase 40,137,614 Class A Ordinary Shares of the Issuer from the SPA Seller for an aggregate purchase price of US$350 million (the “Purchase Price”). The purchase and sale of Class A Ordinary Shares pursuant to the Stock Purchase Agreement was completed on June 23, 2023.
On July 11, 2023, CYVN Holdings assigned all of its rights, title, interests and obligations under the Stock Purchase Agreement, including assignment of beneficial ownership of the Class A Ordinary Shares acquired pursuant to the Stock Purchase Agreement, to the Reporting Person.
The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.
Share Subscription Agreement
On June 20, 2023, CYVN Holdings entered into a share subscription agreement (the “Share Subscription Agreement”) with the Issuer to purchase 84,695,543 Class A Ordinary Shares of the Issuer from the Issuer for an aggregate purchase price of US$738,545,134.96 (the “Aggregate Purchase Price”). On July 11, 2023, CYVN Holdings assigned all of its rights, title, interests and obligations under the Share Subscription Agreement to the Reporting Person. The issuance and sale of the Class A Ordinary Shares pursuant to the Share Subscription Agreement was subject to certain closing conditions and was completed on July 12, 2023 (the “SSA Closing”).
Pursuant to the terms of the Share Subscription Agreement, the Reporting Person is entitled to nominate one director to the Issuer’s Board of Directors (the “Board”) (such person, the “Purchaser Designee”), subject to requirements of the New York Stock Exchange, The Stock Exchange of Hong Kong Limited, The Singapore Exchange Securities Trading Limited or any other applicable securities exchange, and the Issuer is required to take all necessary actions to add such Purchaser Designee to the Board at the next regularly scheduled meeting of the Board after the SSA Closing.  The Reporting Person’s right to nominate a Purchaser Designee to the Board terminates automatically if the Reporting Person and its affiliates beneficially own less than 5% of the then total issued and outstanding share capital of the Issuer. If any Purchaser Designee ceases to serve on the Board for any reason during his or her term, the Issuer shall cause the Board to fill such vacancy with a new Purchaser Designee.
Pursuant to the Share Subscription Agreement, the Reporting Person may not, during the period ending six months after the SSA Closing, transfer any portion of the Class A Ordinary Shares purchased pursuant to the Share Subscription Agreement without the prior written consent of the Issuer other than transfers to an affiliate, to the Issuer or in certain other transactions, including a change of control transaction, detailed in the Share Subscription Agreement.
In addition, pursuant to the Share Subscription Agreement, the Reporting Person and the Issuer agree to use their respective commercially reasonable efforts to discuss, negotiate and enter into one or more definitive agreements between the Issuer and the Reporting Person (or any of their respective affiliates) reflecting certain business cooperation arrangements: (i) the Reporting Person shall have the right to participate in future investments and strategic expansions of the Issuer in connection with its international business, subject to the Issuer’s expansion planning, market entry strategies and transaction structures to be tailored for the applicable jurisdictions, and (ii) the Issuer or its affiliate shall provide technology, engineering and supply chain support to an entity affiliated with the Reporting Person. The Issuer or its affiliates will also consider potential investments into an entity affiliated with the Reporting Person subject to the progress of development of such entity and status of the parties’ technical cooperation.

The foregoing description of the Share Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the Share Subscription Agreement, which is filed as Exhibit 99.3 and is incorporated herein by reference.
Registration Rights Agreement
On June 20, 2023, CYVN Holdings entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. On July 11, 2023, CYVN Holdings assigned all of its rights, interests and obligations under the Registration Rights Agreement to the Reporting Person and the Reporting Person executed a counterpart to the Registration Rights Agreement and agreed to be treated as an Investor under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, subject to certain exceptions, the Issuer is obligated to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) (i) no later than the 30th day immediately following the six-month anniversary of SSA Closing, and (2) at any time thereafter, no later than the 30th day immediately following a written demand by the Reporting Person (in case the Issuer does not already have an effective Registration Statement on Form F-3 on file with the SEC) a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), registering the resale from time to time by the Reporting Person of all of the registrable securities, which include all Class A Ordinary Shares purchased pursuant to the Stock Purchase Agreement and Share Subscription Agreement and any shares purchased by the Reporting Person following the SSA Closing, then held by the Reporting Person that are not covered by an effective registration statement.

In addition, pursuant to the Registration Rights Agreement, in the event that the Issuer proposes to register any of its equity securities under the Securities Act for its own account or for the account of any holder of its equity securities, the Reporting Person is entitled to certain piggyback registration rights. These registration rights terminate on the date that the Reporting Person owns less than 3% of the Class A Ordinary Shares outstanding.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is filed as Exhibit 99.4 and is incorporated herein by reference.
The Reporting Person and its affiliates intend to have discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Person’s investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Person and its affiliates may engage in a number of conversations that may relate to one or more of the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board (to the extent public), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as it deems appropriate. These actions may include: (i) acquiring additional Class A Ordinary Shares and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise; (ii) disposing of any or all of their Instruments in the open market or otherwise; or (iii) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon on an aggregate of 1,630,106,386 Class A Ordinary Shares outstanding, which is the sum of (i) 1,545,410,843 Class A Ordinary Shares of the Issuer outstanding as of June 18, 2023, based on a representation by the Issuer in the Share Subscription Agreement, plus (ii) 84,695,543 Class A Ordinary Shares issued by the Issuer pursuant to the Share Subscription Agreement. Shares beneficially owned represent approximately 7.0% of the total Ordinary Shares outstanding, based upon an aggregate of 1,778,606,386 Ordinary Shares issued and outstanding, which is the sum of (i) 1,630,106,386 Class A Ordinary Shares plus (ii) 148,500,000 Class C Ordinary Shares (based on information provided by the Issuer).
(c) The information in Item 3 and Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Person or the Scheduled Persons in the securities of the Issuer during the past sixty days.
(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information in Item 3 and Item 4 is incorporated herein by reference.
The Funding Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.
The Stock Purchase Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.
The Share Subscription Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.
The Registration Rights Agreement is filed as Exhibit 99.4 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits
Exhibit 99.1:	Funding Agreement, dated June 20, 2023, by and between CYVN Holdings L.L.C. and ADQ Financing RSC Ltd.

Exhibit 99.2:	Stock Purchase Agreement, dated as of June 20, 2023, between CYVN Holdings L.L.C. and Image Frame Investment (HK) Limited.

Exhibit 99.3:	Share Subscription Agreement, dated as of June 20, 2023, by and between CYVN Holdings L.L.C. and NIO Inc.

Exhibit 99.4:	Registration Rights Agreement, dated as of June 20, 2023, between CYVN Holdings L.L.C. and NIO Inc. (including counterpart executed by Reporting Person).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of July 24, 2023
CYVN INVESTMENTS RSC LTD
By:  /s/ Samer Salah Abdelhaq
 Name:  Samer Salah Abdelhaq
 Title:  Director
By:  /s/ Eddy Skaf
 Name:  Eddy Skaf
 Title:  Director

SCHEDULE A
Directors (as of the date hereof)
Name	Business Address	Principal Occupation	Citizenship
Samer Salah Mohammad Abdelhaq	Office at 9th Floor, Level 9, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	General Counsel, Abu Dhabi Department of Finance	United Arab Emirates
Kamal Ishaq Abdulla Ismail Almaazmi	Office at 9th Floor, Level 9, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Director General – Strategic Financial Affairs, Abu Dhabi Department of Finance	United Arab Emirates
Eddy Skaf	Office at 9th Floor, Level 9, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Chief Investment Officer, CYVN Holdings L.L.C.	Lebanon